Filed by Tokyo Electron Limited

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Tokyo Electron Limited; Applied Materials, Inc.

Commission File No. 132-02780

AMENDMENT OF EXTRAORDINARY REPORT

Filed on: February, 19, 2014

To: The Director General of the Kanto Local Finance Bureau

Corporate Name:	Tokyo Electron Limited

Name and Title of Representative:	Tetsuro Higashi
President and Representative Director

Address of Head Office:	3-1 Akasaka 5-chome, Minato-ku, Tokyo

Telephone Number:	03-5561-7000

Administrative Person to Contact:	Yuki Maejima
Director of General Affairs Dept.

Nearest Place to Contact:	3-1 Akasaka 5-chome, Minato-ku, Tokyo

Telephone Number:	03-5561-7000

Administrative Person to Contact:	Yuki Maejima
Director of General Affairs Dept.

Place at which a Copy of this Extraordinary Report is Available for Public Inspection

Name:	Tokyo Stock Exchange, Inc.

Address:	2-1, Kabutocho, Nihonbashi
Chuo-ku, Tokyo

1.	Reasons for Filing

Since Tokyo Electron Limited (“Tokyo Electron”) decided at a board of directors meeting on September 24, 2013, to implement the business combination with Applied Materials, Inc. (President and CEO: Gary Dickerson) (“Applied Materials,” each of Tokyo Electron and Applied Materials a “Company,” and together, the “Companies”) by combining their respective businesses through a merger of equals by the Companies (the “Business Combination”), and by means of implementing the Business Combination, Tokyo Electron also decided to execute a business combination agreement (the “Business Combination Agreement”) which contemplates the Business Combination would be effected pursuant to (1) a merger under Japanese law (the “Tokyo Electron Merger”) of Tokyo Electron with a Japanese subsidiary (the “Tokyo Electron Merger Sub”) of a newly formed holding company organized under the laws of The Netherlands (the “HoldCo”), whereby each issued and outstanding share of Tokyo Electron will be exchanged for 3.25 ordinary shares of HoldCo, and (2) the merger of Applied Materials with an indirect Delaware subsidiary of HoldCo that will merge with and into Applied Materials in accordance with Delaware law, whereby each issued and outstanding share of Applied Materials will be converted into the right to receive one ordinary share of HoldCo, Tokyo Electron filed the Extraordinary Report on September 26, 2013 pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Sub-paragraph 7-3 of the Cabinet Office Ordinance Concerning Disclosure of Contents, etc. of Companies and the Amendment of the Extraordinary Report on December 19, 2013 pursuant to Article 24-5, Paragraph 5 of the Financial Instruments and Exchange Act regarding the Tokyo Electron Merger. However, after taking into account the views of advisors regarding U.S. tax matters, in order to ensure that the transaction relating to the Business Combination complies with new regulations issued under the U.S. Internal Revenue Code, on February 15, 2014, the Companies executed an amendment agreement to the Business Combination Agreement (the “Amendment Agreement”) to provide for the effectuation of the Business Combination using a triangular share-for-share exchange (the “Tokyo Electron Share Exchange”), pursuant to which Tokyo Electron will become a direct wholly-owned subsidiary of the Tokyo Electron Merger Sub, and correlatively, an indirect, wholly-owned subsidiary of the HoldCo, as the transaction to be implemented on the side of Tokyo Electron, rather than the previously contemplated Tokyo Electron Merger (such change in the manner in which the Business Combination will be effected, the “Scheme Change”). The Scheme Change will not change the number of HoldCo ordinary shares to be issued for each issued and outstanding share of Tokyo Electron; accordingly, as also contemplated prior to the Scheme Change, in the Tokyo Electron Share Exchange, each issued and outstanding share of Tokyo Electron will be exchanged for 3.25 ordinary shares of HoldCo. As a result of the Scheme Change and the amendment of the Business Combination Agreement, Tokyo Electron is filing this Amendment of Extraordinary Report pursuant to Article 24-5, Paragraph 5 of the Financial Instruments and Exchange Act.

Please refer to the other Extraordinary Report filed today by Tokyo Electron for more details of the Tokyo Electron Share Exchange.

2.	Portion to be Amended

The entirety of the Extraordinary Report filed on September 26, 2013 and the Amendment of the Extraordinary Report filed on December 19, 2013.

3.	Amended Contents

Tokyo Electron and Applied Materials agreed to the Scheme Change and executed the Amendment Agreement, and decided as a result not to implement the Tokyo Electron Merger on February 15, 2014. Therefore, Tokyo Electron has decided to cancel the Extraordinary Report filed on September 26, 2013 and the Amendment of the Extraordinary Report filed on December 19, 2013.

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between Applied Materials, Inc. (“Applied Materials”), and Tokyo Electron Limited (“Tokyo Electron”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the persons to be appointed officers and directors of a to-be-formed holding company (“HoldCo”), trends and the future performance of their businesses, the synergies of Applied Materials and Tokyo Electron, and similar things. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by Applied Materials’ and Tokyo Electron’s stockholders; the possibility of litigation (including related to the transaction itself); Applied Materials’ and Tokyo Electron’s ability to successfully integrate their operations, product lines, corporate structures, transfer pricing policies, technology and employees and realize synergies, savings and growth expected to result from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the potential impact of the announcement or consummation of the proposed transactions on the parties’ relationships with third parties; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; Applied Materials’ and Tokyo Electron’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in the Applied Materials’ filings with the Securities & Exchange Commission (the “SEC”). Tokyo Electron’s filings with the Financial Services Agency of Japan and the S-4 registration statement to be filed by HoldCo. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Except as required under applicable law, none of Applied Materials, Tokyo Electron or HoldCo undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable regulations in the Netherlands and Japan.

Additional Information and Where to Find It

Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to HoldCo’s ordinary shares to be issued in the Business Combination and a proxy statement of Applied Materials in connection with the Business Combination between Applied Materials and Tokyo Electron. The definitive Registration Statement will contain important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration Statement and other relevant materials (when they become available) and any other documents filed by Applied Materials, HoldCo or Tokyo Electron with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the Registration Statement from Applied Materials or Tokyo Electron by contacting either (1) Investor Relations by mail at Applied Materials, Inc., 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, by telephone at 408-748-5227, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com; or (2) (i) with respect to media inquiries, Tokyo Electron’s Public Relations Group, by mail at Tokyo Electron Limited, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325, by telephone at +81-3-5561-7004, or by email at telpr@tel.com, and (ii) with respect to analyst inquiries, Tokyo Electron’s Public Relations Group, by mail at Tokyo Electron Limited, Akasaka Biz Tower, 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325, by telephone at +81-3-5561-7004, by email at telpr@tel.com, or by going to Tokyo Electron’s Investor Relations page on its corporate web site at www.tel.co.jp.

Participants in the Solicitation

Applied Materials, Tokyo Electron, HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Applied Materials’ stockholders in connection with the proposed Business Combination. Information about Applied Materials’ directors and executive officers is set forth in Applied Materials’ Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Stockholders, which was filed with the SEC on January 22, 2013, and its Annual Report on Form 10-K for the fiscal year ended October 28, 2012, which was filed with the SEC on December 5, 2012. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from Applied Materials by contacting Investor Relations by mail at Applied Materials, Inc., 3050 Bowers Avenue M/S 1261, P.O. Box 58039, Santa Clara, CA 95054-3299, Attn: Investor Relations Department, or by going to Applied Materials’ Investor Relations page on its corporate web site at www.appliedmaterials.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration Statement that Applied Materials and Tokyo Electron intend to cause HoldCo to file with the SEC.